Noble House Entertainment Inc.

(Formerly First Empire  Corporation Inc.)

Consolidated Financial Statements

Nine months ended March 31, 2005

( Unaudited – see Notice to Reader dated May 20, 2005 )

NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements for Noble House Entertainment Inc. (previously First Empire Corporation Inc.) for the nine months ended March 31, 2005 have been prepared by management in accordance with Canadian generally accepted accounting principles, consistently applied. These consolidated financial statements have not been reviewed by the auditors of the Company.

These financial statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgement. Recognizing that the management is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been fairly presented.

May 20, 2005

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Consolidated Balance Sheets

(Unaudited – see Notice to Reader dated May 20, 2005)

(see Note 2 – Going Concern)

		March 31, 2005	June 30, 2004
	Note	(Unaudited)	(Audited)
Assets
Current
Bank		$5,257	$245
Accounts receivable and prepayments		1,754	2,622
		7,011	2,867
Computer equipment		859	-
Investment in films and television programmes	4	350,000	-
		350,859	-
		$357,870	$2,867
Liabilities
Current
Accounts payable and accrued liabilities	8.iii	$17,212	$10,830
Note payable to shareholder		11,494	11,494
Advances from shareholders	5	99,541	38,021
		128,247	60,345
Shareholders' Equity (Deficit)
Capital stock	6	4,810,672	4,460,857
Contributed surplus		20,391	20,391
Deficit		(4,601,440)	(4,538,726)
		229,623	(57,478)
		$357,870	$2,867

Commitments and Contingent Liabilities (Note 11)
Related Party Transactions (Note 8)

Approved by the Board               ”Kam Shah”  Director          ”Damian Lee” Director

                                                           (signed)                                      (signed)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Consolidated Statements of Operations

(unaudited – see Notice to Reader dated May 20, 2005)

	Three months ended March 31, 2005	Nine months ended March 31, 2005	Three months ended March 31, 2004	Nine months ended March 31, 2004
Revenue
	$-	$-	$-	$-

Expenses
Consulting	24,700	24,700	22,110	64,352
Professional fees	-	(320)	7,374	19,519
Meals and entertainment	-	13,371	-	-
Transfer agents fees	1,563	6,661	1,492	4,478
Office and general	6,642	8,935	752	4,462
Bank charges and interest	309	462	108	159
Amortisation	33	33	-	-
Shareholders information	5,035	8,872	41	2,336
	38,282	62,714	31,877	95,306
Net loss for period	$(38,282)	$(62,714)	$(31,877)	$(95,306)

Net loss per share - Basic and diluted (note 7)	(0.00)	(0.01)	(0.00)	(0.01)

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Consolidated Statements of Cash Flows

(unaudited – see Notice to Reader dated May 20, 2005)

	Three months ended March 31, 2005	Nine months ended March 31, 2005	Three months ended March 31, 2004	Nine months ended March 31, 2004
Cash flows from operating activities
Net loss for period	$(38,282)	$(62,714)	$(31,823)	$(95,306)
Non-cash items
Fee settled with shares			$5,000	$5,000
Amortisation	$33	$33
	(38,249)	(62,681)	(26,823)	(90,306)
Net change in non-cash working capital
Accounts receivable and prepayments	(492)	868	(477)	(1,022)
Accounts payable and accrued liabilities	(888)	6,382	(11,536)	(2,275)
	(39,629)	(55,431)	(38,836)	(93,603)
Investing activities
Computer equipment	(892)	(892)
Additional production costs	-	-	-	(150)
	(892)	(892)	-	(150)
Financing activities
Net advances from shareholders	45,229	61,520	36,779	95,358
Buy-back of common shares	-	(185)	-	(1,527)
	45,229	61,335	36,779	93,831
Increase in cash during period	4,708	5,012	(2,057)	78
Cash at beginning of period	549	245	2,359	224
Cash at end of period	$5,257	$5,257	$302	$302

Supplemental disclosures

Non -cash operating activities
Settlement of fee for shares	-	-	5,000	5,000
	$-	$-	$5,000	$5,000
Non -cash investing activities
Investment in films and television programmes	-	350,000	-	-
	$-	$350,000	$-	$-

Non-cash Financing activities
Issuance of shares to acquire assets	$-	$350,000	$-	$-
Debt due to shareholder settled by shares			75000	75000
Exercise of warrants against debt due to shareholder			75000	75000
	-	350,000	150,000	150,000

The accompanying notes form an integral part of these financial statements.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Consolidated Statements of shareholders’ equity

(unaudited – see Notice to Reader dated May 20, 2005)

	Number of Shares	Share Capital	Contributed surplus	Accumulated Deficit	Shareholders' Equity (Deficit)
Balance June 30, 2003	12,142,780	4,307,384	20,391	(4,324,125)	3,650
2:1 reverse stock split	(6,068,832)	-	-	-	-
Buy-back of fractional shares	(4,957)	(1,527)	-	-	(1,527)
Exercise of warrants	1,500,000	75,000	-	-	75,000
Issued in settlement of debts	1,500,000	75,000	-	-	75,000
Issued in settlement of fees	100,000	5,000	-	-	5,000
Net loss	-	-	-	(214,601)	(214,601)
Balance June 30, 2004	9,168,991	$4,460,857	$20,391	$(4,538,726)	$(57,478)
2:1 reverse stock split	(4,583,828)				-
Buy-back of fractional shares	(619)	(185)			(185)
Issued to acquire distribution rights & scripts	3,500,000	350,000			350,000
Net loss for the ninemonths				(62,714)	(62,714)

Balance, December 31, 2004	8,084,544	4,810,672	20,391	(4,601,440)	229,623

The  accompanying notes form an integral part of these financial statements

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

1.

NATURE OF OPERATIONS

Noble House Entertainment Inc. ("the Company") was incorporated in Ontario on March 18, 1997 as a result of an amalgamation.

The Company changed its name from First Empire Corporation Inc. effective November 4, 2004.

The Company is a fully integrated entertainment company and is eggaged in the development, production and distribution of feature films, television series, television movies and mini-series and non-fiction programming.

2.

GOING CONCERN

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge liabilities in the normal course of operations for the foreseeable future.

As at March 31, 2005, the Company had a working capital deficiency of $121,236, had incurred a net loss of $62,714 for the nine months ended on that date, and had an accumulated deficit of $4,601,440.

The ability of the Company to continue as a going concern is uncertain and is dependent on achieving profitable operations, the outcome of which cannot be predicted at this time.  Accordingly, the Company will require, for the foreseeable future, ongoing capital infusions in order to continue its operations and ensure orderly realization of its assets at their carrying value.  These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

3.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

These unaudited interim financial statements have been

prepared on the same basis as the audited financial statements of the Company for the year ended June 30, 2004 and include all adjustments necessary for the fair statement of results of the interim periods.

These interim consolidated financial statements should be read in conjunction with the annual audited financial statements for the year ended June 30, 2004, and the summary of significant accounting policies included therein.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

3.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES…. continued

The following are new accounting policies adopted during the nine months ended March 31, 2005

Investment in Films and Television Programs

Investment in films and television programs includes the unamortized costs of completed films and television programs which have been  produced by the Company or for which the Company has acquired distribution rights, libraries acquired as part of acquisitions of companies, films and television programs in progress and in development and home video product inventory.

 For films and television programs produced by the Company, capitalized costs include all direct production and financing costs, capitalized interest and production overhead. For acquired films and television programs, these capitalized costs consist of minimum guarantee payments to acquire the distribution rights.

Costs of acquiring and producing films and television programs and of acquired libraries are amortized using the individual-film-forecast method, whereby these costs are amortized and participation and residual costs are accrued in the proportion that current year’s revenue bears to management’s estimate of ultimate revenue at the beginning of the current year expected to be recognized from the exploitation, exhibition or sale of the films or television programs. Ultimate revenue includes estimates over a period not to exceed ten years following the date of initial release or from the date of delivery of the first episode for episodic television series. For titles included in acquired libraries, ultimate revenue includes estimates over a period not to exceed twenty years following the date of acquisition.

Investment in films and television programs is stated at the lower of amortized cost or estimated fair value on an individual film basis. The valuation of investment in films and television programs is reviewed on a title-by-title basis, when an event or change in circumstances indicates that the fair value of a film or television program is less than its unamortized cost. The fair value of the film or television program is determined using management’s future revenue and cost estimates and a discounted cash flow approach. Additional amortization is recorded in the amount by which the unamortized costs exceed the estimated fair value of the film or television program. Estimates of future revenue involve measurement uncertainty and it is therefore possible that reductions in the carrying value of investment in films and television programs may be required as a consequence of changes in management’s future revenue estimates.

Films and television programs in progress include the accumulated costs of productions, which have not yet been completed by the Company.

Films and television programs in development include costs of acquiring film rights to books, stage plays or original screenplays and costs to adapt such projects. Such costs are capitalized and, upon commencement of production, are transferred to production costs. Projects in development are written off at the earlier of the date determined not to be recoverable or when abandoned, or three years from the date of the initial investment.

Home video product inventory consists of videocassettes and DVDs and are stated at the lower of cost or market value.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

3.

ACCOUNTING PRINCIPLES AND USE OF ESTIMATES…. continued

Computer equipment

Computer equipment is recorded at cost. Amortisation of computer equipment is calculated using the straight line method, based on the estimated service life of the asset. The amortisation rate used on computer equipment is 30%.

4.

INVESTMENT IN FILMS AND TELEVISION PROGRAMMES

On November 30, 2004, the Company acquired the following assets from an independent production house in Toronto at a valuation of $350,000:

a.

Developed Scripts and synopsis of ten theatrical films valued at $230,000 and

b.

Distribution contracts for seven theatrical films valued at $120,000

The acquisition price was settled by issuance of 3.5 million common shares valued at $0.10 per share and 3.5 million warrants convertible into equal number of common shares of the Company at a price of $1 per warrant within two years. (see note 6(iii))

5

ADVANCES FROM SHAREHOLDERS

Advances from shareholders represent funds advanced or expenses incurred on behalf of the Company by shareholder corporations from time to time. These advances are non-interest bearing and are payable on demand.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

6.

CAPITAL STOCK

(a)

Authorized:

Unlimited number of common shares

(b)

Issued:

		March 31, 2005		June 30, 2004
		Common		Common
		Shares	Amount	Shares	Amount

Beginning of year		9,168,991	$4,460,857	12,142,780	$4,307,384	$25,772,628
Reverse stock split	I	(4,584,186)	-	(6,068,832)	-
Buy-back of fractional shares	ii	(619)	(185)	(4,957)	(1,527)
Issued to acquire assets	iii	3,500,000	350,000
Exercise of warrants		-	-	1,500,000	75,000
Issued in settlement of debts		-	-	1,500,000	75,000
Issued in settlement of fees		-	-	100,000	5,000

		8,084,186	$4,810,672	9,168,991	$4,460,857

i. On November 19,2004, the Company carried out a reverse stock split under which one new common share of the Company was issued for every two old common shares of the Company.

ii.

Under the Company’s share buy-back plan to deal with fractional shares arising from the reverse stock split per (i) above, the Holders of less than ten old common shares were not issued any new shares of the Company. Instead, they were entitled to a payment of $0.10 per share, subject to minimum of $1. As a result, a maximum of 619 existing common shares are expected to be returned to the Company for cancellation for a total cash consideration of $185 under the buy-back plan. The plan has no expiry date.

iii.

On November 30, 2004, the Company issued 3.5 million common shares plus 3.5 million warrants to an independent Production House in settlement of the value of acquisition of certain theatrical films properties valued at $350,000 (see note 4). These shares cannot be sold or transferred by the vendor for at least five years from the date of issuance without the approval of the Company as per the terms of the assets purchase agreement dated November 30, 2004.

The vendor was also issued 3.5 million warrants, which are convertible into equal number of common shares of the Company at a conversion price of $1 per warrant on or before November 30, 2006, As at December 31, 2004, none of the warrants was exercised.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

7.

LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the nine months ended March 31, 2005, which were 6,139,776 shares (post-reverse-split). (nine months ended March 31, 2004 – 6,758,075 – pre-reverse split shares) and 8,083,877 (post-reverse-split) shares outstanding during the three months ended March 31, 2005 (8,135,578 shares for the three months ended March 31, 2004 – pre-reverse-split)

The Company had 3.5 million share purchase warrants issued and outstanding as at March 31, 2005. Inclusion of these warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and is therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

8.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances not disclosed elsewhere in the financial statements are:

i.

Current Capital Corp., a shareholder corporation where directors of the Company serve as consultants and is owned by one of the directors, charged $10,386 for the premises' rent, telephone, consultants’ fees and other office expenses for the nine months ended March 31, 2005 (nine months ended March 31, 2004 - $10689).

ii.

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $Nil for the nine months ended March 31, 2005 (nine months ended March 31, 2004 - $60,372).

iii.

Consulting fee paid to directors  for services rendered during the nine months ended March 31, 2005 $12,000 (nine months ended March 31, 2004 $5,000)

iv.

Expenses reimbursed to a relative of a director during the nine months ended March 31, 2005: $5,493 ( nine months ended March 31, 2004: $522)

iii.

Included in accounts payable are balances due to Current Capital Corp. of $13,242 as at March 31, 2005 (As at March 31, 2004: $ Nil).

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

9.

SEGMENTED INFORMATION

The Company had one operating segment during and up to  the nine months ended March 31, 2005.

The accounting policies of the segment are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following tables present the Company’s results by segment:

	Film Production	Corporate	Total

Total Revenue	-	-	-
Earnings (Losses) from operation	$(29,279)	$(33,435)	$(62,714)
Total assets	$351,009	$6,861	$357,870
Total liabilities	$380	$127,867	$128,247
			-

There were no such segments in  fiscal 2004 and hence no comparartives are provided for the nine months ended March 31, 2004.

Geographic Information

The Company operates from one location in Canada. All its assets are located at this location.

10.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

11.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

On December 1, 2004,the Company entered into a consulting contract with Mr. Damian Lee, one of the owners of the production House from which the Company acquired certain film properties (see note 4). The Contract is effective January 15, 2005 for a five-year term up to January 15, 2010. The contract provides for a monthly fee of $6,000 plus taxes plus reimbursement of expenses. In addition, Mr. Lee will also be entitled to production fees and incentives linked to his role and responsibility on each film or television production.

(b)  The Company's wholly owned subsidiary, Noble House Film & Television Inc.,(NHFT) has entered into various film distribution, joint venture and co-producing arrangements under which the Company will co-produce, in addition to its current wholly-owned slate of projects, two films Under these arrangements, co-producers, who will own 50% of the net revenue will contribute half of the development fees to NHFT toward the development of the projects.  NHFT will utilize these development fees, in conjunction with its own, in order to develop these projects and bring them to maturity.  The extent of financial commitments required under these arrangements has not yet been accurately determined.

Noble House Entertainment Inc.

(Previously First Empire Corporation Inc.)

Notes to Consolidated Financial Statements

(unaudited- see Notice to Reader dated May 20, 2005)

For the nine months ended March 31, 2005

12

SUBSEQUENT EVENT

On April 27, 2005, NASDAQ accepted the Company’s application for a listing of its common shares on Over the Counter Bulletin Board and has assigned a trading symbol of NHSEF to the Common shares of the Company. The shares have not yet begun trading.